

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

Henry Sargent
Chief Executive Officer
BMP Holdings Inc.
381 West Mountain Rd.
Ridgefield, CT 06877

> **Re: BMP Holdings Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed June 29, 2015**
> **File No. 333-204070**

Dear Mr. Sargent:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2015 letter.

<u>Report of Independent Registered Public Accounting Firm, page 31</u>

1. Your independent accountant's report should refer to all audited periods in your financial statements. In this regard, you include audited financial statements as of and for the years ended December 31, 2014 and 2013 in your filing; however, your auditor's report refers only to the balance sheet as of December 31, 2014, and the related statements of operations, [member's] equity, and cash flows refer only to the period August 4, 2014 (inception) through December 31, 2014. Further, the title of each financial statement in your auditor's report should correspond with those in your financial statements. For example, the auditor's report refers to stockholder's equity rather than members' equity (deficit) as titled in your financial statements. Please revise accordingly.

Notes to the financial statements, page 36

2. Please revise the heading on each page of your notes to the financial statements to properly refer to BMP Holdings, Inc. rather than Buddhi Mat LLC.

You may contact Theresa Messinese (202) 551-3307, or Lyn Shenk at (202)551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor